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EXHIBIT 99.1

Report to Shareholders for the third quarter ended September 30, 2014

THIRD QUARTER 2014

Report to shareholders for the period ended September 30, 2014

Suncor Energy reports third quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis, dated October 29, 2014 (the MD&A). See also the Advisories section of the MD&A. References to Oil Sands operations production and cash operating costs exclude Suncor's interest in Syncrude's operations.

"Suncor delivered a solid financial quarter despite lower crude oil pricing," said Steve Williams, president and chief executive officer. "Our focused strategy, integrated model and strong balance sheet are competitive strengths that will continue to serve us well through the current lower crude price environment."

•
Operating earnings(1) of $1.306 billion ($0.89 per common share) and net earnings of $919 million ($0.63 per common share).

•
Quarterly cash flow from operations(1) of $2.280 billion ($1.56 per common share), and an increase in free cash flow(1) to $3.082 billion for the twelve months ended September 30, 2014.

•
Strong refinery utilizations at Refining and Marketing allowed Suncor to take advantage of a favourable downstream business environment, reinforcing the strength of the company's integrated model.

•
Record Oil Sands operations production of 411,700 barrels per day (bbls/d), combined with the company's continued focus on cost management, enabled Suncor to decrease its cash operating costs per barrel(1) to $31.10 for the quarter.

•
Successful divestiture of the Wilson Creek assets in Exploration and Production and the announcement of the sale of the Pioneer retail assets, combined with the acquisition of a sulphur recovery facility in Refining and Marketing, highlight Suncor's continued focus on core assets.

•
Increased rail capacity and additional loading and offloading commitments further strengthened the company's access to new and existing markets.

(1)
Non-GAAP financial measures. See page 4 for a reconciliation of net earnings to operating earnings. ROCE excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Production related to dispositions in the company's conventional natural gas business.

(3)
ROCE, excluding the impacts of the Voyageur impairment of $1.614 billion, would have been 12.9% for the third quarter of 2013. ROCE, excluding the impacts of impairments of $1.238 billion in the second quarter of 2014, would have been 13.1% and 12.4% for the second and third quarters of 2014, respectively.

Financial Results

Suncor Energy Inc. delivered solid third quarter financial results during a lower commodity price environment, including operating earnings of $1.306 billion ($0.89 per common share) and cash flow from operations of $2.280 billion ($1.56 per common share), compared to $1.426 billion ($0.95 per common share) and $2.528 billion ($1.69 per common share), respectively, in the prior year quarter. Highlights of the current quarter results include strong Oil Sands operations production and strong refinery utilization at Refining and Marketing which took advantage of a favourable downstream business environment. The decrease in operating earnings and cash flow from operations from the prior year quarter was primarily due to lower production volumes in Exploration and Production and lower upstream price realizations, consistent with a decrease in benchmark prices. For the twelve months ended September 30, 2014, free cash flow increased to $3.082 billion, compared to $2.083 billion for the twelve months ended September 30, 2013.

Net earnings were $919 million ($0.63 per common share) for the third quarter of 2014, compared with net earnings of $1.694 billion ($1.13 per common share) for the prior year quarter. Net earnings for the third quarter of 2014 included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in Exploration and Production, offset by a $54 million income tax and interest charge related to a prior period in Oil Sands. Net earnings also included the impact of an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $394 million, compared to an after-tax foreign exchange gain of $138 million and an after-tax gain of $130 million from the sale of the conventional natural gas business in the prior year quarter. Net earnings for the third quarter of 2014 were also impacted by the same factors that influenced operating earnings described above.

Operating Results

Suncor's current quarterly results continued to benefit from a profitable portfolio comprising nearly 100% crude-oil weighted production, compared to 93% in the prior year quarter. Suncor's total upstream production was 519,300 barrels of oil equivalent per day (boe/d) in the third quarter of 2014, a decrease from 595,000 boe/d in the prior year quarter, reflecting the sale of the conventional natural gas business, planned maintenance in Exploration and Production, and reduced production in Libya, all partially offset by higher production volumes in Oil Sands operations.

Oil Sands operations increased production volumes to 411,700 bbls/d in the third quarter of 2014, compared to 396,400 bbls/d in the prior year quarter. The increase was primarily due to the full ramp up of Firebag following the commissioning of hot bitumen infrastructure assets in the third quarter of 2013. This increase was partially offset by unplanned maintenance in upgrading and extraction, the commencement of planned coker maintenance in Upgrader 1 late in the third quarter, and the impacts of a weather-related site-wide power outage. The unplanned maintenance included an outage at Upgrader 2 that occurred late in September. Production had returned to normal rates by the middle of October; however, as a result the company expects to be in the low end of its annual production guidance range.

"Increased production and a continued emphasis on cost management helped drive lower cash operating costs per barrel at our Oil Sands operations," said Williams.

Cash operating costs per barrel for Oil Sands operations decreased in the third quarter of 2014 to an average of $31.10/bbl, compared to $32.60/bbl in the prior year quarter, primarily due to higher production volumes. Total cash operating costs decreased slightly from the prior year, primarily due to decreased costs in mining operations, partially offset by higher natural gas input prices and maintenance costs. However, the company normally experiences some seasonality in Oil Sands operations cash operating costs and management expects a slight increase in the fourth quarter.

Suncor's share of Syncrude production increased to 29,400 bbls/d in the third quarter of 2014 from 27,200 bbls/d in the prior year quarter, primarily due to decreased planned maintenance in the current year quarter.

Production volumes in Exploration and Production decreased to 78,200 boe/d in the third quarter of 2014, compared to 171,400 boe/d in the prior year quarter, primarily due to the sale of the company's conventional natural gas business, the impact of planned maintenance at Buzzard and Terra Nova, and lower production volumes in Libya as operations slowly ramped up.

During the third quarter of 2014, Refining and Marketing commenced planned maintenance at the Montreal, Sarnia and Edmonton refineries, resulting in a decrease in average refinery utilization to 94% compared to 98% in the prior year quarter. During the maintenance event at the Montreal refinery, work continued to modify the hydrocracking unit which is expected to improve overall production yields. This project is expected to be complete by the end of the fourth quarter of 2014.

2   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Strategy Update

The company allocates its capital according to a clear set of priorities: ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. In the third quarter of 2014, Suncor continued to demonstrate its commitment to delivering value to shareholders through $409 million in dividends ($0.28 per common share) and $523 million in share repurchases. During the quarter, Suncor completed the sale of its Wilson Creek assets in Exploration and Production for $168.5 million, resulting in an after-tax gain on disposal of assets of $61 million and announced it had reached an agreement to sell its 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million, resulting in an anticipated after-tax gain of approximately $85 million before closing adjustments. Suncor also completed the acquisition of a sulphur recovery facility at the Montreal refinery for $121 million. These transactions are consistent with the company's approach to focusing on assets that are aligned with the company's long-term strategy.

"Suncor has a clear strategy centred on our integrated model," added Williams. "We continue to focus on our core assets, as demonstrated by the successful sale of our Wilson Creek assets, the announced sale of our Pioneer business, and the acquisition of a sulphur recovery facility near our Montreal refinery."

Investing in Integration and Market Access

Integration and market access initiatives also continue to be an area of focus for Suncor. During the third quarter of 2014, Suncor further enhanced its midstream capabilities through new rail arrangements, including an offloading agreement at a rail terminal at Tracy, Quebec, further strengthening Suncor's ability to access new and existing markets.

The Montreal refinery continued to receive inland crudes by rail in addition to marine shipments of lower priced crudes from the U.S. Gulf Coast when market conditions were favourable. The anticipated reversal of Enbridge's Line 9 combined with Suncor's existing rail access is expected to provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in 2015 following commissioning of the pipeline.

The company's integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to 97% of its upstream production in the third quarter of 2014.

Oil Sands Operations

Suncor continues to work towards a sanction decision on the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d. First oil was achieved from wells associated with the MacKay River facility debottleneck project during the third quarter of 2014. The debottleneck project is intended to increase production capacity by approximately 20%, to total capacity of 38,000 bbls/d by the end of 2015. In addition, Suncor continues to advance other debottlenecking initiatives in logistics infrastructure and at the Firebag facilities by focusing on asset upgrades, operational efficiencies and improved reliability.

Oil Sands Ventures

Fort Hills mining project activities remain focused on detailed engineering, procurement and the continued ramp up of field construction activities. Key construction activities during the quarter included foundation concrete pours, construction of primary extraction separation cells, construction of a camp lodge and commissioning of the water treatment facilities. Detailed engineering work was approximately 55% complete by the end of the third quarter. The project is expected to provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity reached within twelve months thereafter.

Exploration and Production

The Golden Eagle project continued to progress with first oil anticipated in late 2014. Drilling activities will continue in 2015 as the project ramps up to planned capacity. At the Hebron project, the gravity-based structure was successfully moved from dry dock into its deepwater location in the third quarter of 2014. Construction is continuing on the gravity-based structure and topsides, with the project expected to achieve first oil in 2017.

The company has a number of extension projects in East Coast Canada, which leverage existing facilities and infrastructure. Following the completion of subsea installation for the Hibernia Southern Extension Unit in 2013, drilling activities continued in the third quarter of 2014. The final phase of the South White Rose Extension project neared completion in the third quarter of 2014. The Hibernia Southern Extension Unit and South White Rose Extension projects are expected to increase overall production starting in 2015 and extend the productive life of the existing fields.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    3

A sanction decision for further development of the Ben Nevis-Avalon reservoir at Hibernia and for further expansion into the West White Rose field is targeted for 2015.

In July 2014, the Libya National Oil Company announced the removal of force majeure on oil exports from the last two terminals affected by political unrest. In September 2014, the company lifted and sold inventory from one of the terminals. Suncor continues to work with the Libya National Oil Company to arrange future liftings. Production is slowly ramping up; however, the region remains volatile and the timing of future sales and the ability to return to normal production levels remains uncertain.

Operating Earnings Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Net earnings	919	1 694	2 615	3 468

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	394	(138)	420	262

Impairments(2)	—	—	1 238	—

Reserves redetermination(3)	—	—	(32)	—

Gain on significant disposals(4)	(61)	(130)	(61)	(130)

Income tax charge(5)	54	—	54	—

Net impact of not proceeding with the Voyageur upgrader project(6)	—	—	—	127

Operating earnings(1)	1 306	1 426	4 234	3 727

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Reflects the after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(3)
Reflects the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

(4)
Represents the after-tax gain on sale from the disposition of a significant portion of the company's natural gas business in Western Canada in the third quarter of 2013 and reflects the after-tax gain on sale from the disposition of the company's Wilson Creek natural gas assets in the third quarter of 2014.

(5)
Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

(6)
Represents the cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

Corporate Guidance

Suncor has updated the market assumptions in its 2014 corporate guidance previously issued on July 31, 2014. The following 2014 full year outlook assumptions have been adjusted: Brent, Sullom Voe from US$105.00/bbl previously to US$102.00/bbl; West Texas Intermediate crude oil at Cushing from US$98.00/bbl previously to US$96.00/bbl; Western Canadian Select at Hardisty from US$75.00/bbl previously to US$76.00/bbl; AECO – C Spot from $4.50/GJ previously to $4.20/GJ; and the US$/Cdn$ exchange rate from $0.92 previously to $0.91.

For further details and advisories regarding Suncor's 2014 revised corporate guidance, see www.suncor.com/guidance.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Measurement Conversions section of the MD&A.

4   SUNCOR ENERGY INC. 2014 THIRD QUARTER

MANAGEMENT'S DISCUSSION AND ANALYSIS
October 29, 2014

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally, we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas, power and byproducts.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2013 (the 2013 annual MD&A). References to E&P Canada include Suncor's offshore operations in East Coast Canada and onshore operations in North America Onshore. References to E&P International include the properties formerly referred to as International.

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2014, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2013 and the 2013 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 28, 2014 (the 2013 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	5
2.	Third Quarter Highlights	7
3.	Consolidated Financial Information	8
4.	Segment Results and Analysis	14
5.	Capital Investment Update	25
6.	Financial Condition and Liquidity	27
7.	Quarterly Financial Data	30
8.	Other Items	32
9.	Non-GAAP Financial Measures Advisory	34
10.	Common Abbreviations	38
11.	Forward-Looking Information	39

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS). Effective January 1, 2013, Suncor adopted new and amended accounting standards. Comparative figures presented in this MD&A pertaining to Suncor's 2012 results have been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    5

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, free cash flow, return on capital employed (ROCE), Oil Sands cash operating costs and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; operational outages and major environmental or safety incidents; project execution; cost management; government policy, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; skills and resources shortages; change capacity; and other factors described within the Forward-Looking Information section of this document. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of the 2013 annual MD&A and the 2013 AIF.

This document contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this document and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this document for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

6   SUNCOR ENERGY INC. 2014 THIRD QUARTER

2. THIRD QUARTER HIGHLIGHTS

•
Solid third quarter financial results.

•
Net earnings for the third quarter of 2014 were $919 million, compared to $1.694 billion for the prior year quarter. Net earnings for the third quarter of 2014 included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in the Exploration and Production segment, offset by a $54 million income tax and interest charge related to a prior period in the Oil Sands segment, and the impact of an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $394 million, compared to an after-tax foreign exchange gain of $138 million and an after-tax gain of $130 million from the sale of the conventional natural gas business in the prior year quarter.

•
Operating earnings(1) for the third quarter of 2014 were $1.306 billion, compared to $1.426 billion for the prior year quarter. The decrease was primarily due to lower production volumes at Buzzard due to planned maintenance and the sale of the conventional natural gas business that closed in the third quarter of 2013 in the Exploration and Production segment, as well as lower upstream price realizations, consistent with benchmark prices. These factors were offset by record production at Oil Sands operations, a favourable downstream business environment in the Refining and Marketing segment, and a recovery in share-based compensation expense in the current year quarter.

•
Cash flow from operations(1) was $2.280 billion for the third quarter of 2014, compared to $2.528 billion for the third quarter of 2013, and was impacted by lower production in the Exploration and Production segment and lower crude benchmark prices. Free cash flow(1) increased to $3.082 billion for the twelve months ended September 30, 2014, compared to $2.083 billion for the twelve months ended September 30, 2013.

•
ROCE(1) (excluding major projects in progress) increased to 9.4% for the twelve months ended September 30, 2014, compared to 8.6% for the twelve months ended September 30, 2013. ROCE for the twelve months ended September 30, 2014 was reduced by approximately 3.0% due to after-tax impairment charges of $1.238 billion recognized in the second quarter of 2014 as compared to ROCE for the twelve months ended September 30, 2013, which was reduced by approximately 4.3% due to after-tax impairment charges related to the Voyageur upgrader project.

•
Suncor's integrated model reduces impact of market volatility.  Suncor maintained solid cash flow from operations despite declines in upstream price realizations in the third quarter of 2014. Continued strong refinery utilizations at Refining and Marketing allowed Suncor to take advantage of a favourable downstream business environment, demonstrating the strength of the company's integrated model.

•
Oil Sands operations cash operating costs(1) averaged $31.10/bbl for the quarter.  Strong production, combined with the company's continued focus on cost management, enabled Suncor to achieve cash operating costs per barrel of $31.10/bbl compared to $32.60/bbl in the prior year quarter, despite higher natural gas input costs of $0.70/bbl in comparison to the prior year quarter.

•
Recent announcements reinforce Suncor's focus on core assets.  The successful sale of the Wilson Creek assets in the Exploration and Production segment and the announcement of the sale of the Pioneer retail assets combined with the acquisition of a sulphur recovery facility in the Refining and Marketing segment underline Suncor's continued focus on assets that are aligned with the company's long-term strategy.

•
Suncor continues to expand its market access initiatives.  During the quarter, Suncor further expanded its midstream logistics capability through firm commitments at a new rail offloading facility at Tracy, Quebec, further strengthening Suncor's ability to access new and existing markets.

•
Suncor continues to return cash to shareholders.  Suncor returned $409 million to shareholders through dividends, reflecting a 37% increase over the prior year quarter, and $523 million in share repurchases in the third quarter of 2014.

(1)
Operating earnings, cash flow from operations, free cash flow, ROCE and Oil Sands cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    7

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended September 30		Nine months ended September 30

($ millions)	2014	2013	2014	2013

Net earnings (loss)

Oil Sands	773	951	1 596	1 571

Exploration and Production	198	446	455	1 101

Refining and Marketing	426	350	1 519	1 564

Corporate, Energy Trading and Eliminations	(478)	(53)	(955)	(768)

Total	919	1 694	2 615	3 468

Operating earnings (loss)(1)

Oil Sands	827	951	2 591	1 698

Exploration and Production	137	316	659	971

Refining and Marketing	426	350	1 519	1 564

Corporate, Energy Trading and Eliminations	(84)	(191)	(535)	(506)

Total	1 306	1 426	4 234	3 727

Cash flow from (used in) operations(1)

Oil Sands	1 511	1 702	4 525	3 446

Exploration and Production	379	406	1 508	1 764

Refining and Marketing	503	371	1 938	2 084

Corporate, Energy Trading and Eliminations	(113)	49	(405)	(232)

Total	2 280	2 528	7 566	7 062

Capital and Exploration Expenditures(2)

Sustaining	779	840	2 191	2 725

Growth	926	600	2 546	1 980

Total	1 705	1 440	4 737	4 705

	Twelve months ended September 30
($ millions)	2014	2013

Free Cash Flow(1)	3 082	2 083

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest.

8   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Operating Highlights

	Three months ended September 30		Nine months ended September 30

	2014	2013	2014	2013

Production volumes by segment

Oil Sands (mbbls/d)	441.1	423.6	422.8	374.3

Exploration and Production (mboe/d)	78.2	171.4	104.6	189.8

Total	519.3	595.0	527.4	564.1

Production mix

Crude oil and liquids / natural gas (%)	99/1	93/7	99/1	92/8

Refinery utilization (%)	94	98	92	95

Refinery crude oil processed (mbbls/d)	435.7	448.8	422.9	435.4

Net Earnings

Suncor's consolidated net earnings for the third quarter of 2014 were $919 million, compared to $1.694 billion for the prior year quarter. Net earnings for the first nine months of 2014 were $2.615 billion, compared to $3.468 billion in the prior year period. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting net earnings over these periods include:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $394 million for the third quarter of 2014 and $420 million for the first nine months of 2014. The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $138 million for the third quarter of 2013 and an after-tax foreign exchange loss of $262 million for the first nine months of 2013.

•
In the third quarter of 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek natural gas assets in the Exploration and Production segment.

•
In the third quarter of 2014, the company recorded a current income tax and associated interest charge of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period. The consolidated income tax rate in the third quarter of 2013 was lower than that incurred in the third quarter of 2014 due to the capital gains tax treatment on the disposal of the company's conventional natural gas business and the foreign exchange gain on the revaluation of the U.S. dollar denominated debt.

•
In the second quarter of 2014, Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax impairment charge of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, as a result of the continued closure of certain Libyan export terminals and the company's production plans during the remaining term of the production sharing agreements, Suncor estimated the net recoverable value of its assets in Libya based on an assessment of expected future net cash flows over a range of possible outcomes. As a result of this assessment, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
In the third quarter of 2013, the company recorded an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    9

Operating Earnings(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Net earnings	919	1 694	2 615	3 468

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	394	(138)	420	262

Impairments(2)	—	—	1 238	—

Reserves redetermination(3)	—	—	(32)	—

Gain on significant disposals(4)	(61)	(130)	(61)	(130)

Income tax charge(5)	54	—	54	—

Net impact of not proceeding with the Voyageur upgrader project(6)	—	—	—	127

Operating earnings(1)	1 306	1 426	4 234	3 727

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Reflects the after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(3)
Reflects the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

(4)
Represents the after-tax gain on sale from the disposition of a significant portion of the company's natural gas business in Western Canada in the third quarter of 2013 and reflects the after-tax gain on sale from the disposition of the company's Wilson Creek natural gas assets in the third quarter of 2014.

(5)
Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in the Oil Sands segment in a prior period.

(6)
Represents the cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

10   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Suncor's consolidated operating earnings for the third quarter of 2014 decreased to $1.306 billion, compared to $1.426 billion for the prior year quarter, primarily due to decreased production in the Exploration and Production segment as a result of the impact of planned maintenance at Buzzard, the sale of the company's conventional natural gas business, and lower volumes in Libya as operations slowly ramped up. The prior year quarter was also impacted to a lesser extent, by political unrest in Libya. Operating earnings were also impacted by a lower upstream pricing environment consistent with a decrease in benchmark prices, partially offset by favourable foreign exchange rates. These negative factors were partially offset by strong production at Oil Sands operations driven primarily from the completion of the Firebag ramp up, a favourable downstream business environment in the Refining and Marketing segment particularly due to strong crack margins for Western refineries, as well as a decrease in royalties expense and a recovery in share-based compensation expense in the current year quarter.

Suncor's consolidated operating earnings were $4.234 billion for the first nine months of 2014, compared to $3.727 billion for the prior year period. The increase was primarily due to increased production at Oil Sands operations, which benefited from a stronger upstream pricing environment for the first half of 2014 and favourable foreign exchange rates. These positive factors were partially offset by lower production in the Exploration and Production segment due to the sale of the conventional natural gas business in 2013 and reduced production in Libya due to political unrest, as well as an increase in operating costs, including the impacts of higher natural gas input costs.

After-Tax Share-Based Compensation (Recovery) Expense by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Oil Sands	(10)	32	65	23

Exploration and Production	(1)	15	11	25

Refining and Marketing	(5)	18	36	27

Corporate, Energy Trading and Eliminations	(17)	91	137	162

Total share-based compensation (recovery) expense	(33)	156	249	237

Cash Flow from Operations

Consolidated cash flow from operations was $2.280 billion for the third quarter of 2014 compared to $2.528 billion for the prior year quarter. Cash flow from operations was impacted by the same factors that affected operating earnings discussed above.

Consolidated cash flow from operations was $7.566 billion for the first nine months of 2014, compared to $7.062 billion for the prior year period. Cash flow from operations was impacted by the same factors that affected operating earnings discussed above.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    11

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for three months ended September 30			Average for nine months ended September 30
		2014	2013	2014	2013

WTI crude oil at Cushing	US$/bbl	97.20	105.85	99.60	98.15

Dated Brent crude oil at Sullom Voe	US$/bbl	103.40	109.70	107.00	108.55

Dated Brent/Maya crude oil FOB price differential	US$/bbl	12.50	10.35	14.95	8.85

MSW at Edmonton	Cdn$/bbl	89.50	105.25	92.45	95.55

WCS at Hardisty	US$/bbl	77.00	88.35	78.50	75.25

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	20.20	17.50	21.10	22.90

Condensate at Edmonton	US$/bbl	93.45	103.80	100.40	104.15

Natural gas (Alberta spot) at AECO	Cdn$/mcf	4.00	2.40	4.80	3.05

Alberta Power Pool Price	Cdn$/MWh	63.90	83.90	56.00	90.50

New York Harbor 3-2-1 crack(1)	US$/bbl	20.50	19.25	20.80	25.35

Chicago 3-2-1 crack(1)	US$/bbl	17.50	15.80	18.40	24.50

Portland 3-2-1 crack(1)	US$/bbl	24.60	19.60	22.70	26.90

Gulf Coast 3-2-1 crack(1)	US$/bbl	19.10	15.95	18.60	22.90

Exchange rate	US$/Cdn$	0.92	0.96	0.91	0.98

Exchange rate (end of period)	US$/Cdn$	0.89	0.97	0.89	0.97

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the third quarter of 2014 for sweet SCO were negatively impacted by a lower price for WTI of US$97.20/bbl, compared to US$105.85/bbl in the prior year quarter. Price decreases were driven by expectations of lower refinery demand as refineries enter the fall maintenance season, increasing oil production in the United States from growing tight oil supplies and increased heavy crude production from key producers in Western Canada.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty decreased in the third quarter of 2014 to $89.50/bbl and US$77.00/bbl, respectively, compared to $105.25/bbl and US$88.35/bbl, respectively, in the prior year quarter, resulting in lower price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales. Lower price realizations for bitumen in the current year quarter reflected a decrease in average prices for WCS at Hardisty. However, this was partially offset by lower diluent costs as Condensate at Edmonton decreased in the current year quarter.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased over the prior year quarter and averaged US$103.40/bbl compared to US$109.70/bbl in the prior year quarter.

12   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Natural gas used in Suncor's Oil Sands and Refining operations and Suncor's price realizations for natural gas production from Exploration and Production are primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $4.00/mcf in the third quarter of 2014, from $2.40/mcf in the prior year quarter.

3-2-1 crack spreads are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first-in, first-out (FIFO) inventory accounting, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration, and refined products sales markets unique to that refinery. Average market crack spreads increased in the third quarter of 2014 over the prior year quarter, primarily influenced by the widening WTI to Brent differential which contributed to improved refining margins.

Excess electricity produced in Suncor's In Situ business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $63.90/MWh in the third quarter of 2014 from $83.90/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities is based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. In the third quarter of 2014, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to 0.92 from 0.96 in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the current year quarter.

Suncor also has assets and liabilities, notably most of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    13

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Gross revenues	3 955	3 904	11 723	9 652

Less: Royalties	(431)	(392)	(875)	(658)

Operating revenues, net of royalties	3 524	3 512	10 848	8 994

Net earnings	773	951	1 596	1 571

Adjusted for:

Income tax charge	54	—	54	—

Impairment of Joslyn mining project and other assets	—	—	941	—

Net impact of not proceeding with the Voyageur upgrader project	—	—	—	127

Operating earnings(1)	827	951	2 591	1 698

Oil Sands operations	801	883	2 514	1 519

Oil Sands ventures	26	68	77	179

Cash flow from operations(1)	1 511	1 702	4 525	3 446

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

14   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Operating earnings for Oil Sands operations were $801 million, compared to $883 million in the prior year quarter. Operating earnings decreased primarily due to lower price realizations consistent with declines in benchmark crude oil prices. This was partially offset by increased production following the completion of the Firebag ramp up, higher sales volumes and favourable exchange rates.

Operating earnings for Oil Sands ventures were $26 million, compared to $68 million in the prior year quarter, and decreased primarily due to lower price realizations that were consistent with the benchmarks and partially offset by favourable exchange rates and increased expenses at the Joslyn mining project related to certain project scale back and mine development activities already in progress.

Production Volumes(1)

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2014	2013	2014	2013

Upgraded product (SCO and diesel)	292.5	299.0	293.5	275.9

Non-upgraded bitumen	119.2	97.4	99.7	68.0

Oil Sands operations	411.7	396.4	393.2	343.9

Oil Sands ventures	29.4	27.2	29.6	30.4

Total	441.1	423.6	422.8	374.3

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input.

Production volumes for Oil Sands operations increased to an average of 411,700 bbls/d in the third quarter of 2014, compared to 396,400 bbls/d in the prior year quarter. The increased quarterly production was driven primarily from the completion of the Firebag ramp up and smaller planned coker maintenance in the current year quarter compared to the prior year quarter, partially offset by a weather-related site-wide power outage and unplanned upgrader maintenance.

Suncor's share of Syncrude production increased to 29,400 bbls/d in the third quarter of 2014 from 27,200 bbls/d in the prior year quarter, primarily due to the timing of planned coker maintenance activities which had a larger impact on the prior year quarter, partially offset by unplanned maintenance in the current year quarter related to sulphur processing units.

Bitumen Production

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Oil Sands Base

Bitumen production (mbbls/d)	296.9	299.9	281.2	253.4

Bitumen ore mined (thousands of tonnes per day)	439.6	463.4	416.5	392.7

Bitumen ore grade quality (bbls/tonne)	0.68	0.65	0.68	0.65

In Situ

Bitumen production – Firebag (mbbls/d)	170.9	152.7	169.2	139.7

Bitumen production – MacKay River (mbbls/d)	28.2	29.2	26.2	28.6

Total In Situ bitumen production	199.1	181.9	195.4	168.3

Steam-to-oil ratio – Firebag	2.8	3.3	2.9	3.4

Steam-to-oil ratio – MacKay River	3.0	2.5	2.8	2.5

SUNCOR ENERGY INC. 2014 THIRD QUARTER    15

Oil Sands Base bitumen production from mining and extraction activities decreased slightly to an average of 296,900 bbls/d in the third quarter of 2014 from 299,900 bbls/d in the prior year quarter, primarily as a result of planned and unplanned maintenance.

In Situ bitumen production increased to an average of 199,100 bbls/d in the third quarter of 2014, compared to 181,900 bbls/d in the prior year quarter. The increase was largely driven by the completion of the Firebag ramp up. MacKay River production of 28,200 bbls/d in the third quarter of 2014 was slightly below production of 29,200 bbls/d in the prior year quarter.

Firebag attained a low steam-to-oil ratio of 2.8 from 3.3 in the prior year quarter, primarily due to strong infill well performance. The steam-to-oil ratio at MacKay River increased to 3.0 from 2.5 in the prior year quarter, primarily due to early steam requirements for recently commissioned wells associated with the MacKay River debottleneck project.

Sales Volumes and Mix

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2014	2013	2014	2013

Oil Sands sales volumes

Sweet SCO	93.1	99.0	107.8	87.5

Diesel	34.7	28.6	30.5	22.2

Sour SCO	175.3	159.9	161.0	166.0

Upgraded product	303.1	287.5	299.3	275.7

Non-upgraded bitumen	116.9	84.3	98.4	62.7

Total	420.0	371.8	397.7	338.4

Sales volumes for Oil Sands operations increased to an average of 420,000 bbls/d in the third quarter of 2014, up from 371,800 bbls/d in the prior year quarter, reflecting the same factors that led to the overall increase in production volumes and an inventory draw in the third quarter of 2014 compared to an inventory build in the prior year quarter. Sweet SCO sales in the current quarter were reduced by a weather-related site-wide power outage and unplanned maintenance at two hydrogen plants.

Inventory

Inventory was drawn down in the third quarter of 2014 in response to planned and unplanned maintenance during the last two weeks of the quarter, compared to a large inventory build in the prior year quarter to fill tanks and pipelines related to the commissioning of hot bitumen infrastructure.

Price Realizations

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2014	2013	2014	2013

Oil Sands operations

Sweet SCO and diesel	109.13	114.70	114.29	106.77

Sour SCO and bitumen	81.28	89.91	81.77	78.14

Crude sales basket (all products)	89.38	98.42	93.00	87.42

Crude sales basket, relative to WTI	(16.46)	(11.45)	(16.02)	(13.03)

Oil Sands ventures

Syncrude – sweet SCO	102.21	113.57	106.32	102.91

Syncrude, relative to WTI	(3.63)	3.67	(2.70)	2.46

16   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Average price realizations for sales from Oil Sands operations decreased to $89.38/bbl in the third quarter of 2014 from $98.42/bbl in the prior year quarter, due primarily to lower WTI and WCS benchmark prices, and an increase in sales of lower value bitumen primarily due to Firebag production ramp up, partially offset by the weaker Canadian dollar. In the third quarter of 2014, average price realizations for sweet SCO were negatively impacted by price pressures resulting from higher industry supply.

Royalties

Royalties for the Oil Sands segment were lower in the third quarter of 2014 than in the prior year quarter primarily due to lower bitumen prices partially offset by higher production.

Expenses and Other Factors

Operating and transportation expenses for the third quarter of 2014 increased slightly from the prior year quarter primarily due to increased costs related to higher natural gas prices, increased maintenance costs, and expenses at the Joslyn mining project related to certain project scale back and mine development activities already in progress, partially offset by a share-based compensation recovery and lower mine operating costs. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs for Oil Sands operations. Transportation expense for the third quarter of 2014 was slightly higher than the prior year quarter, primarily due to increased pipeline capacity and logistics infrastructure costs associated with higher sales volumes.

DD&A expense for the third quarter of 2014 was higher in comparison to the same period of 2013, due mainly to a larger asset base as a result of Firebag well pads and associated hot bitumen infrastructure commissioned in the latter half of 2013, partially offset by lower asset impairment charges compared to the prior year quarter.

Cash Operating Costs Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Operating, selling and general expense (OS&G)	1 522	1 347	4 566	4 209

Syncrude OS&G	(129)	(133)	(440)	(394)

Non-production costs(2)	(117)	(85)	(368)	(249)

Other(3)	(98)	61	(156)	(85)

Oil Sands cash operating costs	1 178	1 190	3 602	3 481

Oil Sands cash operating costs ($/bbl)	31.10	32.60	33.55	37.10

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation, project start-up costs, and operating revenues associated with excess capacity, primarily with excess power from cogeneration units that are deducted from total cash operating costs.

Cash operating costs per barrel for Oil Sands operations in the third quarter of 2014 decreased to $31.10/bbl compared to $32.60/bbl in the prior year quarter, primarily due to higher production volumes. Total cash operating costs in the third quarter of 2014 decreased slightly from the prior year quarter, primarily due to lower operating costs in mining, offset by higher natural gas prices and increased maintenance costs.

Non-production costs, which are excluded from cash operating costs, increased in the third quarter of 2014 compared to the prior year quarter primarily due to higher expense recorded as part of a non-monetary arrangement involving a third-party processor and higher natural gas feedstock costs in the upgrading process due primarily to higher natural gas prices, and an increase in costs associated with research and future growth activities, partially offset by a recovery in share-based compensation expense in the current year quarter.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    17

Other costs, which are also excluded from cash operating costs, increased in the third quarter of 2014 compared to the prior year quarter primarily due to an inventory draw in the third quarter of 2014 compared to an inventory build in the prior year quarter.

Results for the First Nine Months of 2014

Oil Sands segment operating earnings for the first nine months of 2014 were $2.591 billion, compared to $1.698 billion for the same period in 2013. The increase was primarily due to higher production volumes in the current year period related to the ramp up of Firebag compared to the prior year period, which included the impacts of the Upgrader 1 turnaround and third-party outages. The current year period also benefited from higher average price realizations due to higher benchmark prices in the first and second quarters of 2014, and favourable foreign exchange rates throughout the first nine months of 2014, partially offset by higher royalty expenses, DD&A expense and non-production costs.

Cash flow from operations for the first nine months of 2014 was $4.525 billion for the segment, compared to $3.446 billion for the same period in 2013. The increase in cash flow from operations was due primarily to higher production volumes and higher average price realizations in the first half of 2014.

Cash operating costs per barrel for Oil Sands operations averaged $33.55/bbl for the first nine months of 2014, a decrease from an average of $37.10/bbl for the same period of 2013. The decrease was primarily due to higher production volumes offset by higher cash operating costs, which were driven by higher natural gas input costs.

Maintenance Activities

The company commenced a planned coker maintenance event at Upgrader 1 in the third quarter of 2014 that has continued into the fourth quarter. The estimated impact of this maintenance has been reflected in the company's 2014 guidance. In addition, production at Upgrader 2 returned to normal rates by mid-October following an unplanned outage that occurred at the end of September.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Gross revenues	953	1 502	3 637	4 956

Less: Royalties	(165)	(325)	(469)	(974)

Operating revenues, net of royalties	788	1 177	3 168	3 982

Net earnings	198	446	455	1 101

Adjusted for:

Libya impairment	—	—	297	—

Reserves redetermination	—	—	(32)	—

Gain on significant disposals	(61)	(130)	(61)	(130)

Operating earnings(1)	137	316	659	971

E&P Canada	122	184	417	527

E&P International	15	132	242	444

Cash flow from operations(1)	379	406	1 508	1 764

(1)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

18   SUNCOR ENERGY INC. 2014 THIRD QUARTER

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production operating earnings were $137 million in the third quarter of 2014, compared to $316 million in the prior year quarter. Operating earnings of $122 million for E&P Canada decreased from $184 million in the prior year quarter, primarily due to lower production in the current year quarter and lower price realizations consistent with a decrease in benchmark prices. These factors were partially offset by a decrease in expenses as a result of the lower production, and an increase in sales as inventory levels were drawn down in the quarter compared to a buildup of inventory in the prior year quarter.

Operating earnings of $15 million in the third quarter of 2014 for E&P International decreased from $132 million in the prior year quarter, primarily due to lower production at Buzzard and lower price realizations.

Production Volumes

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

E&P Canada

Terra Nova (mbbls/d)	11.9	20.5	15.1	17.2

Hibernia (mbbls/d)	22.3	28.8	23.9	27.4

White Rose (mbbls/d)	12.6	13.1	15.0	15.0

North America Onshore (mboe/d)	3.1	45.5	4.0	48.4

	49.9	107.9	58.0	108.0

E&P International

Buzzard (mboe/d)	24.2	50.4	44.8	54.5

Libya (mbbls/d)	4.1	13.1	1.8	27.3

	28.3	63.5	46.6	81.8

Total Production (mboe/d)	78.2	171.4	104.6	189.8

Production mix (liquids/gas) (%)	96/4	76/24	96/4	77/23

For E&P Canada, production averaged 49,900 boe/d in the third quarter of 2014, compared to 107,900 boe/d in the prior year quarter, and decreased primarily due to the sale of the conventional natural gas business, a four-week planned maintenance at Terra Nova and natural declines at Hibernia. Production in the prior year quarter was impacted by the Terra Nova off-station maintenance that started in late September 2013.

For E&P International, production averaged 28,300 boe/d in the third quarter of 2014, compared to 63,500 boe/d in the prior year quarter. The decrease in production was primarily due to lower production at Buzzard resulting from wider

SUNCOR ENERGY INC. 2014 THIRD QUARTER    19

scope planned maintenance in the third quarter and unplanned production interruptions, and lower volumes in Libya as operations slowly ramped up in the third quarter after being substantially shut in since July 2013 due to political unrest. Libyan production declined through the prior year quarter due to political unrest in the country which resulted in no liftings in the prior year quarter. In July 2014, the Libya National Oil Company announced the removal of force majeure on oil exports from two remaining terminals from which Suncor had previously lifted volumes; however, the region remains volatile and the timing of future sales and the ability to return to normal production levels remain uncertain.

Price Realizations

	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2014	2013	2014	2013

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	109.94	114.12	114.68	108.29

E&P Canada – Natural gas ($/mcfe)	3.18	2.68	4.78	3.06

E&P International ($/boe)	106.49	111.00	113.51	107.31

In the third quarter of 2014, price realizations for crude oil from E&P Canada and E&P International were lower than the prior year quarter, consistent with the decrease in benchmark prices for Brent crude partially offset by favourable foreign exchange rates. Price realizations for natural gas were higher, consistent with the increase in benchmark prices.

Royalties

Royalties for Exploration and Production were lower in the third quarter of 2014, compared with the prior year quarter, primarily as a result of lower production and lower price realizations.

Inventory

During the third quarter of 2014, there was an inventory draw due to timing of shuttle tankers in East Coast Canada, compared to an inventory build in the prior year quarter.

Expenses and Other Factors

Operating and transportation expenses decreased in the third quarter of 2014 compared to the prior year quarter, primarily due to lower production.

DD&A and exploration expenses were lower in the third quarter of 2014 than in the prior year quarter, primarily due to lower production, partially offset by higher exploration expense which included a charge for a non-commercial appraisal well and seismic purchases in Norway.

Financing Expense and Other Income was negatively impacted in the current year quarter by foreign exchange losses compared to foreign exchange gains in the prior year quarter, and a gain recorded in the prior year quarter relating to a provision for a natural gas pipeline commitment, partially offset by lower accretion expense in the current year quarter due to the sale of the conventional natural gas business in the third quarter of 2013.

Sale of Wilson Creek Assets

On September 30, 2014, Suncor completed the sale of its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs. The sale had an effective date of July 1, 2014, and resulted in an after-tax gain on sale of $61 million. Year to date production from these assets was approximately 1,800 boe/d.

Results for the First Nine Months of 2014

Operating earnings for Exploration and Production for the first nine months of 2014 were $659 million, compared to $971 million for the prior year period. Operating earnings were lower primarily as a result of lower production volumes due to the sale of the conventional natural gas business in the third quarter of 2013 as well as reduced sales in Libya due to the political unrest, and lower price realizations in the third quarter of 2014. These factors were partially offset by a weaker Canadian dollar during the first nine months of 2014 that resulted in higher realized prices.

Cash flow from operations was $1.508 billion for the first nine months of 2014, compared to $1.764 billion for the prior year period, and decreased primarily due to the same factors that impacted operating earnings.

20   SUNCOR ENERGY INC. 2014 THIRD QUARTER

REFINING AND MARKETING

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Operating revenues	7 003	7 083	20 571	20 113

Net earnings	426	350	1 519	1 564

Operating earnings(1)	426	350	1 519	1 564

Refining and Supply	341	273	1 307	1 340

Marketing	85	77	212	224

Cash flow from operations(1)	503	371	1 938	2 084

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Supply reported strong operating earnings of $341 million in the third quarter of 2014, compared to $273 million in the prior year quarter. The increase was primarily due to higher crack spreads consistent with a wider WTI to Brent differential, favourable inland crude price differentials, strong refining margins in Western North America relative to the benchmarks, a drawdown of inventory during planned maintenance, and a recovery in share-based compensation expense. These positive factors were partially offset by lower refined product sales resulting from lower crude throughput as a result of refinery planned maintenance.

Marketing activities contributed $85 million to operating earnings in the third quarter of 2014, compared to $77 million in the prior year quarter. The increase was primarily due to strong retail and wholesale realized margins, as well as a recovery in share-based compensation expense in the current year quarter.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    21

Volumes

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Crude oil processed (mbbls/d)

Eastern North America	199.9	206.9	198.5	208.2

Western North America	235.8	241.9	224.4	227.2

Total	435.7	448.8	422.9	435.4

Refinery utilization(1)(2) (%)

Eastern North America	90	93	89	94

Western North America	98	102	93	95

Total	94	98	92	95

Refined product sales (mbbls/d)

Gasoline	250.4	264.8	241.9	246.0

Distillate	199.0	205.7	195.7	211.9

Other	93.0	98.1	86.9	89.4

Total	542.4	568.6	524.5	547.3

(1)
Effective January 1, 2014, the company increased the nameplate capacity of the Edmonton refinery from 140,000 bbls/d to 142,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacity.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput decreased in the third quarter of 2014, resulting in an average refinery utilization of 94%, compared to 98% in the prior year quarter. In Eastern North America, the average crude oil processed decreased to 199,900 bbls/d in the third quarter of 2014 from 206,900 bbls/d in the prior year quarter, primarily due to an eight-week planned maintenance event that began in the third quarter at the Sarnia refinery. The Montreal refinery had similar planned maintenance events in both quarters. The average crude oil processed in Western North America decreased slightly to 235,800 bbls/d in the third quarter of 2014 from 241,900 bbls/d in the prior year quarter due to a four-week planned maintenance event at the Edmonton refinery and third-party hydrogen supply constraints.

Total sales decreased slightly to 542,400 bbls/d in the third quarter of 2014, compared to 568,600 bbls/d in the prior year quarter, primarily due to lower throughput volumes as a result of planned maintenance.

Prices and Margins

For Refining and Supply, refined product margins were higher in the third quarter of 2014 than in the prior year quarter and were impacted primarily by the following factors:

•
The widening differential between Brent and WTI was reflected in higher benchmark crack spreads for the third quarter of 2014 and had a positive impact on refining margins. Benchmark crack spreads were higher across all regions into which the company sells refined product compared to the prior year quarter and further benefited from the impacts of favourable foreign exchange rates.

•
In the third quarter of 2014, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a negative impact to net earnings of approximately $103 million after-tax, compared to a positive impact to net earnings of $104 million in the prior year quarter, for a total quarter-over-quarter impact of $207 million.

•
Higher crude differentials for inland crudes positively impacted refining margins through lower feedstock costs.

Marketing margins from the third quarter of 2014 were higher than margins in the prior year quarter, due primarily to higher retail and wholesale margins partially offset by lower lubricant margins.

(1)
LIFO is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

22   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Expenses and Other Factors

Operating and transportation expenses were lower in the third quarter of 2014 compared to the prior year quarter, primarily due to a recovery in share-based compensation expense partially offset by higher energy input costs. DD&A expense increased in the third quarter of 2014 due to asset additions since the prior year quarter, including costs associated with planned maintenance events in 2013.

Disposition of Pioneer Energy Assets

On September 17, 2014, Suncor announced that, along with The Pioneer Group Inc., it had reached an agreement to sell certain assets and liabilities of Pioneer Energy. Suncor, as a 50% owner of Pioneer Energy, is expected to receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first quarter of 2015 and is subject to closing conditions, including regulatory approval under the Competition Act.

Results for the First Nine Months of 2014

For the first nine months of 2014, Refining and Marketing segment operating earnings were $1.519 billion, compared to operating earnings of $1.564 billion for the prior year period. The slight decrease in earnings was due primarily to increased operating expenses, including higher energy input costs, lower benchmark crack spreads across all regions into which the company sold refined products in the first and second quarters of 2014, and lower throughput volume resulting from maintenance at the Montreal, Sarnia and Commerce City refineries. These negative factors were partially offset by the positive impact of the weakening Canadian dollar and strong refining margins in Western North America relative to the benchmarks. The impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a positive impact to net earnings of approximately $82 million after-tax for the first nine months of 2014 compared to a positive impact to net earnings of $222 million in the prior year period.

Cash flow from operations was $1.938 billion for the first nine months of 2014, compared to $2.084 billion for the prior year period, and decreased primarily due to the same factors that influenced operating earnings.

Planned Maintenance

The Montreal refinery continues with a ten-week planned maintenance event, which includes the modification of the hydrocracking unit, and the Sarnia refinery continues with an eight-week planned maintenance event, both of which commenced in the third quarter of 2014. The four-week planned maintenance event that commenced in the third quarter of 2014 at the Edmonton refinery was completed in early October. The estimated impact of these maintenance activities has been reflected in the company's 2014 guidance.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    23

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Net loss	(478)	(53)	(955)	(768)

Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	394	(138)	420	262

Operating loss(1)	(84)	(191)	(535)	(506)

Renewable Energy	18	18	63	50

Energy Trading	7	27	79	121

Corporate	(133)	(193)	(628)	(611)

Eliminations	24	(43)	(49)	(66)

Cash flow (used in) from operations(1)	(113)	49	(405)	(232)

(1)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Power generation marketed (gigawatt hours)	72	73	289	302

Ethanol production (millions of litres)	96	101	303	309

Renewable Energy had operating earnings of $18 million in the third quarter of 2014 consistent with the prior year quarter. This was due primarily to stronger margins in the ethanol business driven by lower feedstock costs, offset by slightly lower wind power production and lower Alberta power prices.

Energy Trading

Energy Trading had operating earnings of $7 million in the quarter, compared to operating earnings of $27 million in the prior year quarter. This decrease was due to lower earnings in the company's crude and natural gas trading strategies as a result of more favourable trading positions in the prior year quarter.

Corporate

The Corporate operating loss was $133 million for the third quarter of 2014, compared with an operating loss of $193 million for the prior year period. The decrease in operating loss was primarily due to a recovery in share-based compensation expense in the third quarter of 2014 compared to an expense in the prior year quarter, partially offset by foreign exchange losses on working capital. Cash flow from operations in the prior year quarter was higher due to an incremental current tax recovery related to the company's Canadian operations. The company capitalized $103 million of its borrowing costs in the third quarter of 2014 as part of the cost of major development assets and construction projects, compared to $99 million in the prior year quarter.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2014, the company realized $24 million of after-tax intersegment profit, compared to $43 million of profit that was eliminated in the prior year quarter.

24   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Results for the First Nine Months of 2014

The operating loss for Corporate, Energy Trading and Eliminations for the first nine months of 2014 was $535 million, compared to an operating loss of $506 million for the prior year period, due primarily to higher share-based compensation expense and decreased operating earnings from Energy Trading as a result of narrowing price differentials in all key strategies primarily in the first and second quarters of 2014. The company capitalized $324 million of its borrowing costs in the first nine months of 2014 as part of the cost of major development assets and construction projects, compared to $299 million capitalized in the prior year period.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Oil Sands	975	898	2 872	3 421

Exploration and Production	465	418	1 370	1 093

Refining and Marketing	291	202	642	445

Corporate, Energy Trading and Eliminations	77	21	177	45

Total capital and exploration expenditures	1 808	1 539	5 061	5 004

Less: capitalized interest on debt	(103)	(99)	(324)	(299)

	1 705	1 440	4 737	4 705

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended September 30, 2014			Nine months ended September 30, 2014
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	496	413	909	1 549	1 106	2 655

Oil Sands Base	256	43	299	732	140	872

In Situ	170	25	195	593	115	708

Oil Sands ventures	70	345	415	224	851	1 075

Exploration and Production	23	404	427	57	1 214	1 271

Refining and Marketing	225	59	284	506	128	634

Corporate, Energy Trading and Eliminations	35	50	85	79	98	177

	779	926	1 705	2 191	2 546	4 737

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    25

In the third quarter of 2014, total capital and exploration expenditures were $1.705 billion (excluding capitalized interest). Activity in the third quarter of 2014 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $299 million in the third quarter of 2014, of which $256 million and $43 million, respectively, were directed towards sustaining and growth activities. The company continued to progress reliability and sustainment projects, including a booster pump station that was commissioned during the quarter that will maintain high pressures to move tailings efficiently as part of the Tailings Reduction Operations process (TRO™). Additional spend was incurred to construct tailings drying facilities and related infrastructure to process increased volumes of mature fine tailings. Capital expenditures also included expenditures associated with the planned coker maintenance.

In Situ

In Situ capital and exploration expenditures were $195 million and included growth projects related to the completion of well pads for the MacKay River facility debottlenecking project, as well as expenditures related to advancing towards a sanction decision of the MacKay River expansion project. Expenditures during the period were also to advance various debottleneck initiatives to increase plant capacity and the development of new well pads to increase overall production.

Sustaining capital expenditures of $170 million were directed towards ongoing design, engineering, procurement and construction of new well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads decline.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $415 million, of which $345 million was directed to growth capital and $70 million to sustaining capital. Growth capital expenditures included the continued ramp up of spending for the Fort Hills project on detailed engineering, procurement of long-lead items and field construction activities. Detailed engineering work was approximately 55% complete by the end of the third quarter. Key construction activities during the quarter included foundation concrete pours, construction of primary extraction separation cells, construction of a camp lodge and commissioning of the water treatment facilities.

Sustaining capital consisted of Suncor's share of capital expenditures for the Syncrude joint venture and included expenditures for a centrifuge to process mature fine tailings and Mildred Lake mine train replacement activities.

Exploration and Production

Exploration and Production capital and exploration expenditures were $427 million with the majority of the spending directed towards growth capital. The Golden Eagle project continued to progress with first oil anticipated in late 2014. Drilling activities will continue through 2015 as the project ramps up to planned capacity. At the Hebron project, the gravity-based structure was successfully moved from dry dock into its deepwater construction site in the third quarter of 2014. Construction is continuing on the gravity-based structure and topsides with the project expected to achieve first oil in 2017.

The company has a number of extension projects in East Coast Canada, which leverage existing facilities and infrastructure. Following the completion of subsea installation for the Hibernia Southern Extension Unit in 2013, drilling activities continued in the third quarter of 2014. The final phase of the South White Rose Extension project neared completion in the third quarter of 2014. The Hibernia Southern Extension Unit and South White Rose Extension projects are expected to increase overall production starting in 2015 and extend the productive life of the existing fields. A sanction decision for further development of the Ben Nevis-Avalon reservoir at Hibernia and further expansion into the West White Rose field is targeted for 2015.

Refining and Marketing

Refining and Marketing capital expenditures of $284 million related primarily to the ongoing sustainment of operations and planned turnaround activities at the Montreal, Edmonton and Sarnia refineries. Growth spending continues to focus on preparing the Montreal refinery to receive more inland crudes, including ongoing work to modify the hydrocracking unit which is expected to improve overall production yields at the refinery.

26   SUNCOR ENERGY INC. 2014 THIRD QUARTER

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended September 30
	2014	2013

Return on Capital Employed(1) (%)

Excluding major projects in progress	9.4	8.6

Including major projects in progress	8.2	7.3

Net debt to cash flow from operations(2) (times)	0.7	0.6

Interest coverage on long-term debt (times)

Earnings basis(3)	7.8	7.3

Cash flow from operations basis(2)(4)	17.7	16.6

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund the remainder of its planned 2014 capital spending program and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2014, available committed credit facilities, and issuing commercial paper and/or long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings.

Credit Ratings

The company's ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings.

In the third quarter of 2014, Moody's Investors Service upgraded the company's long-term senior debt rating to A3 from Baa1 and maintained its long-term stable outlook. Standard & Poor's Rating Services also upgraded the company's long-term corporate credit and senior debt rating to A– from BBB+ and maintained its long-term stable outlook. All other credit ratings are consistent with 2013. Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2013 AIF for a description of the credit ratings listed above.

Available Sources of Liquidity

Cash and cash equivalents increased to $5.351 billion during the first nine months of 2014 from $5.202 billion at December 31, 2013, due primarily to cash flow from operations partially offset by capital and exploration expenditures, share repurchases, and dividends.

As at September 30, 2014, the weighted average term to maturity of the short-term investment portfolio was approximately 49 days.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    27

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Unutilized lines of credit at September 30, 2014 were $4.382 billion, compared to $4.536 billion at December 31, 2013.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At September 30, 2014, total debt to total debt plus shareholders' equity was 22% (December 31, 2013 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	September 30 2014	December 31 2013

Short-term debt	840	798

Current portion of long-term debt	481	457

Long-term debt	10 603	10 203

Total debt	11 924	11 458

Less: Cash and cash equivalents	5 351	5 202

Net debt	6 573	6 256

Shareholders' equity	41 983	41 180

Total debt plus shareholders' equity	53 907	52 638

Total debt to total debt plus shareholders' equity (%)	22	22

Change in Net Debt

	Three and nine months ended September 30, 2014
($ millions)	Q3	YTD

Net debt – start of period	6 542	6 256

Increase in net debt	31	317

Net debt – September 30, 2014	6 573	6 573

Decrease (increase) in net debt

Cash flow from operations	2 280	7 566

Capital and exploration expenditures and other investments	(1 821)	(5 109)

Proceeds from disposal of assets	180	210

Acquisitions	(121)	(121)

Dividends less proceeds from exercise of share options	(375)	(848)

Repurchase of common shares	(523)	(1 178)

Change in non-cash working capital	734	(436)

Foreign exchange on cash, debt and other balances	(385)	(401)

	(31)	(317)

At September 30, 2014, Suncor's net debt was $6.573 billion, compared to $6.256 billion at December 31, 2013. Over the first nine months of 2014, net debt increased by $317 million, largely driven by foreign exchange losses as other cash flow impacts largely offset each other.

28   SUNCOR ENERGY INC. 2014 THIRD QUARTER

For the twelve months ended September 30, 2014, the company's net debt to cash flow from operations measure was 0.7 times, which met management's target of less than 2.0 times.

Common Shares

Outstanding Shares

September 30, 2014 (thousands)

Common shares	1 456 919

Common share options – exercisable	15 081

Common share options – non-exercisable	9 445

As at October 22, 2014, the total number of common shares outstanding was 1,452,476,439 and the total number of exercisable and non-exercisable common share options outstanding was 24,506,405. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

Pursuant to Suncor's normal course issuer bid (the 2013 NCIB) that commenced in the third quarter of 2013, Suncor repurchased a total of 45,601,973 common shares for total consideration of $1.7 billion, of which 4,265,700 common shares were repurchased in the third quarter of 2014 for total consideration of $192 million.

On August 5, 2014, Suncor renewed the 2013 NCIB to continue to purchase shares under its previously announced buyback program (the 2014 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015 and has agreed that it will not purchase more than 44,045,388 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares. In the third quarter of 2014, the company repurchased 7,726,100 common shares under the 2014 NCIB at an average price of $42.82 per share, for a total repurchase cost of $331 million.

Subsequent to the third quarter, and as at October 22, 2014, the company had repurchased an additional 4,469,700 common shares under the 2014 NCIB at an average price of $38.28 per share, for a total repurchase cost of $171 million.

	Three and nine months ended September 30, 2014		Twelve months ended December 31, 2013
	Q3	YTD

Share repurchase activities (thousands of common shares)	11 992	28 911	49 492

Share repurchase cost ($ millions)	523	1 178	1 675

Weighted average repurchase price per share (dollars per share)	43.58	40.73	33.84

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2013 annual MD&A, which section is herein incorporated by reference. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the nine months ended September 30, 2014, Suncor increased its commitments by approximately $1.2 billion in exploratory drilling commitments and commitments in support of the company's market access strategy, including activities to expand its storage and logistics network. The contract terms for the majority of these commitments range between two and ten years, with payments commencing as early as the fourth quarter of 2014.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    29

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands in the second quarter of 2013 and at many Exploration and Production assets in the third quarter of 2014 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the second quarter of 2013. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012

Total production (mboe/d)

Oil Sands	441.1	403.1	424.4	446.5	423.6	309.4	389.0	378.7

Exploration and Production	78.2	115.3	120.9	111.6	171.4	190.7	207.1	177.8

	519.3	518.4	545.3	558.1	595.0	500.1	596.1	556.5

Revenues and other income

Operating revenues, net of royalties	10 175	10 446	10 342	9 814	10 288	9 648	9 843	9 396

Other income	98	203	135	380	85	66	173	92

	10 273	10 649	10 477	10 194	10 373	9 714	10 016	9 488

Net earnings (loss)	919	211	1 485	443	1 694	680	1 094	(574)

per common share – basic (dollars)	0.63	0.14	1.01	0.30	1.13	0.45	0.72	(0.38)

per common share – diluted (dollars)	0.62	0.14	1.01	0.30	1.13	0.45	0.71	(0.38)

Operating earnings(1)	1 306	1 135	1 793	973	1 426	934	1 367	988

per common share – basic(1) (dollars)	0.89	0.77	1.22	0.66	0.95	0.62	0.90	0.65

Cash flow from operations(1)	2 280	2 406	2 880	2 350	2 528	2 250	2 284	2 228

per common share – basic(1) (dollars)	1.56	1.64	1.96	1.58	1.69	1.49	1.50	1.46

ROCE(1) (%) for the twelve months ended	9.4	10.1	12.6	11.5	8.6	8.1	7.1	7.2

Common share information (dollars)

Dividend per common share	0.28	0.23	0.23	0.20	0.20	0.20	0.13	0.13

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	40.53	45.50	38.61	37.24	36.83	31.00	30.44	32.71

New York Stock Exchange (US$)	36.15	42.63	34.96	35.05	35.78	29.49	30.01	32.98

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

30   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Business Environment

Three months ended (average for the period ended, except as noted)		Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013	Mar 31 2013	Dec 31 2012

WTI crude oil at Cushing	US$/bbl	97.20	103.00	98.70	97.45	105.85	94.20	94.35	88.20

Dated Brent crude oil at Sullom Voe	US$/bbl	103.40	109.75	107.80	109.35	109.70	103.35	112.65	110.10

Dated Brent/Maya FOB price differential	US$/bbl	12.50	13.85	18.45	20.05	10.35	5.50	10.60	17.30

MSW at Edmonton	Cdn$/bbl	89.50	97.10	90.70	89.05	105.25	92.90	88.45	84.35

WCS at Hardisty	US$/bbl	77.00	82.95	75.55	65.25	88.35	75.05	62.40	70.05

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	20.20	20.05	23.15	32.20	17.50	19.15	31.95	18.15

Condensate at Edmonton	US$/bbl	93.45	105.15	102.65	94.20	103.80	103.30	107.20	98.10

Natural gas (Alberta spot) at AECO	Cdn$/mcf	4.00	4.65	5.70	3.50	2.40	3.50	3.20	3.20

Alberta Power Pool Price	Cdn$/MWh	63.90	42.30	61.75	48.40	83.90	123.35	64.10	78.80

New York Harbor 3-2-1 crack(1)	US$/bbl	20.50	21.55	20.40	19.60	19.25	25.60	31.20	35.95

Chicago 3-2-1 crack(1)	US$/bbl	17.50	19.40	18.35	12.00	15.80	30.70	27.10	27.85

Portland 3-2-1 crack(1)	US$/bbl	24.60	26.10	17.40	15.35	19.60	30.60	30.55	29.85

Gulf Coast 3-2-1 crack(1)	US$/bbl	19.10	19.55	17.15	13.45	15.95	23.95	28.80	27.35

Exchange rate	US$/Cdn$	0.92	0.92	0.91	0.95	0.96	0.98	0.99	1.00

Exchange rate (end of period)	US$/Cdn$	0.89	0.94	0.90	0.94	0.97	0.95	0.98	1.01

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The third quarter of 2014 included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in the Exploration and Production segment.

•
The third quarter of 2014 included a $54 million income tax and interest charge related to a prior period in the Oil Sands segment.

•
The second quarter of 2014 included an after-tax impairment charge of $718 million in the Oil Sands segment against the company's interest in the Joslyn mining project. Total E&P, the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan.

•
The second quarter of 2014 included an after-tax impairment charge of $297 million in the Exploration and Production segment against the company's Libyan assets as a result of the continued closure of certain Libyan export terminals during the quarter and the company's view on production plans during the remaining term of the production sharing agreements.

•
The second quarter of 2014 included after-tax impairment charges of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed.

•
The second quarter of 2014 included after-tax earnings of $32 million related to a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the Exploration and Production segment against assets in Syria, Libya and North America Onshore. Concurrent with the impairment of the Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    31

•
The first and fourth quarters of 2013 included a net after-tax charge of $58 million as a result of not proceeding with the Voyageur upgrader project, which included costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

•
The third quarter of 2013 included an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business.

•
The fourth quarter of 2012 included an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project. Given Suncor's view at the time of the challenging economic environment, the company performed an impairment test based on an assessment of expected future net cash flows.

•
The fourth quarter of 2012 included an after-tax impairment reversal of $177 million of the impairment charges recorded against the company's assets in Syria in the second quarter of 2012, due to a revised assessment of the net recoverable value of the underlying assets following the receipt of risk mitigation proceeds.

•
The fourth quarter of 2012 included total after-tax impairment charges of $172 million for certain exploration, development and production assets in the Exploration and Production segment, and a provision in North America Onshore for estimated future commitments relating to unutilized pipeline capacity.

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Adoption of New Accounting Standards

Effective January 1, 2014, the company retrospectively adopted International Financial Reporting Interpretation Committee (IFRIC) 21 Levies which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. The adoption of this interpretation did not have an impact to the company's condensed interim Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2013 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2013 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2013, note 11 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2014, and the Financial Condition and Liquidity section of Suncor's 2013 annual MD&A.

32   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Income Tax Update

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter.

The company provided security to the CRA for approximately $490 million.

In October, the company received NORs from Quebec and Ontario for approximately $42 million and $100 million, respectively. The last provincial NOR (Alberta) is expected in the fourth quarter of 2014.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Control Environment

Based on their evaluation as at September 30, 2014, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2014, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated assumptions related to its previously issued 2014 corporate guidance. Suncor's press release dated October 29, 2014, which is also available on www.sedar.com, provides this update to its assumptions.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    33

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, Oil Sands cash operating costs and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information and Segment Results and Analysis sections of this document.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of the MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenue, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, OS&G expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

34   SUNCOR ENERGY INC. 2014 THIRD QUARTER

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended September 30 ($ millions, except as noted)		2014	2013

Adjustments to net earnings

Net earnings		3 058	2 896

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		685	339

Net interest expense		222	177

	A	3 965	3 412

Capital employed – beginning of twelve-month period

Net debt		5 793	5 034

Shareholders' equity		41 132	39 981

		46 925	45 015

Capital employed – end of twelve-month period

Net debt		6 573	5 793

Shareholders' equity		41 983	41 132

		48 556	46 925

Average capital employed	B	48 296	46 552

ROCE – including major projects in progress (%)	A/B	8.2	7.3

Average capitalized costs related to major projects in progress	C	6 299	7 074

ROCE – excluding major projects in progress (%)	A/(B-C)	9.4	8.6

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

Cash flow from operations in this MD&A for the twelve-month ended periods are the sum of the cash flow from operations for the particular quarter ended September 30 and each of the three preceding quarters. Cash flow from operations in this MD&A for the nine-month ended periods are the sum of the cash flow from operations for the particular quarter ended September 30 and each of the two preceding quarters. Cash flow from operations for each quarter are separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    35

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	773	951	198	446	426	350	(478)	(53)	919	1 694

Adjustments for:

Depreciation, depletion, amortization and impairment	723	652	194	274	152	136	41	27	1 110	1 089

Deferred income taxes	66	120	48	(193)	(42)	(126)	(77)	193	(5)	(6)

Accretion of liabilities	35	28	11	16	2	2	1	4	49	50

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	456	(157)	456	(157)

Change in fair value of derivative contracts	(2)	(1)	6	(2)	(19)	(3)	(41)	(145)	(56)	(151)

Gain on disposal of assets	(2)	—	(82)	(130)	—	(3)	—	—	(84)	(133)

Share-based compensation	(10)	39	(2)	18	(7)	25	(18)	113	(37)	195

Exploration expenses	—	—	16	8	—	—	—	—	16	8

Settlement of decommissioning and restoration liabilities	(70)	(74)	(9)	(3)	(4)	(7)	—	—	(83)	(84)

Other	(2)	(13)	(1)	(28)	(5)	(3)	3	67	(5)	23

Cash flow from (used in) operations	1 511	1 702	379	406	503	371	(113)	49	2 280	2 528

(Increase) decrease in non-cash working capital	(428)	208	165	54	(85)	77	973	(347)	625	(8)

Cash flow provided by (used in) operating activities	1 083	1 910	544	460	418	448	860	(298)	2 905	2 520

36   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Net earnings (loss)	1 596	1 571	455	1 101	1 519	1 564	(955)	(768)	2 615	3 468

Adjustments for:

Depreciation, depletion, amortization and impairment	3 326	1 759	1 052	889	473	381	89	88	4 940	3 117

Deferred income taxes	(223)	323	(32)	(130)	(33)	148	13	49	(275)	390

Accretion of liabilities	106	84	33	50	5	4	7	10	151	148

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	487	301	487	301

Change in fair value of derivative contracts	(2)	(1)	2	(1)	(14)	(1)	(100)	(60)	(114)	(63)

Loss (gain) on disposal of assets	3	—	(82)	(130)	(1)	(4)	—	—	(80)	(134)

Share-based compensation	27	(10)	9	21	6	9	76	113	118	133

Exploration expenses	—	—	96	59	—	—	—	—	96	59

Settlement of decommissioning and restoration liabilities	(254)	(313)	(17)	(16)	(10)	(13)	—	—	(281)	(342)

Other	(54)	33	(8)	(79)	(7)	(4)	(22)	35	(91)	(15)

Cash flow from (used in) operations	4 525	3 446	1 508	1 764	1 938	2 084	(405)	(232)	7 566	7 062

(Increase) decrease in non-cash working capital	(290)	2 188	64	565	(595)	226	176	(2 277)	(645)	702

Cash flow provided by (used in) operating activities	4 235	5 634	1 572	2 329	1 343	2 310	(229)	(2 509)	6 921	7 764

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

Twelve months ended September 30
($ millions)	2014	2013

Cash flow from operations	9 916	9 290

Less: Capital and exploration expenditures	6 834	7 207

Free Cash Flow	3 082	2 083

Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands

SUNCOR ENERGY INC. 2014 THIRD QUARTER    37

cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of the MD&A. Management uses cash operating costs to measure Oil Sands operating performance on a production barrel basis.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

GJ	gigajoule

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
MWh	megawatts per hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q3	Three months ended September 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
YTD	Year to date

38   SUNCOR ENERGY INC. 2014 THIRD QUARTER

11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future" and similar expressions.

Forward-looking statements in the document include references to:

The anticipated duration and impact of planned maintenance events, including:

•
The continuation of the eight-week planned maintenance event at the Sarnia refinery and continuation of the ten-week planned maintenance event at the Montreal refinery, including work at the Montreal refinery to modify the hydrocracking unit that is expected to improve overall production yields and be complete by the end of the fourth quarter of 2014.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The announcement of an agreement to sell the company's 50% interest in certain assets and liabilities of Pioneer Energy for $182.5 million and the expectations that such sale will result in an anticipated after-tax gain of approximately $85 million before closing adjustments, and will close in the first quarter of 2015;

•
The expectation that the anticipated reversal of Enbridge's Line 9 combined with Suncor's existing rail access will provide the company with the flexibility to supply its Montreal refinery with a full slate of inland priced crude in 2015 following commissioning of the pipeline;

•
The targeted initial design capacity for the MacKay River expansion project of approximately 20,000 bbls/d;

•
The intention that the MacKay River facility debottleneck project will increase production capacity by approximately 20%, to total capacity of 38,000 bbls/d by the end of 2015, and other debottlenecking initiatives that Suncor continues to advance;

•
The expectation that the Fort Hills mining project will provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity reached within twelve months thereafter;

•
The expectation that the Golden Eagle project will achieve first oil in late 2014 and that drilling activities will continue in 2015 as the project ramps up to planned capacity;

•
The expectation that the Hebron project will achieve first oil in 2017;

•
The expectation that the Hibernia Southern Extension Unit and South White Rose Extension projects will increase overall production starting in 2015 and extend the productive life of the existing fields;

•
That a sanction decision for further development of the Ben Nevis-Avalon reservoir at Hibernia and for further expansion into the West White Rose field is targeted for 2015;

•
The impact of the booster pump station commissioned during the third quarter of 2014 that will maintain high pressures to move tailings efficiently as part of the TRO™ process;

•
The anticipated impact of new well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads decline; and

SUNCOR ENERGY INC. 2014 THIRD QUARTER    39

•
The belief that the company will have the capital resources to fund the remainder of its planned 2014 capital spending program and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2014, available committed credit facilities, and issuing commercial paper and/or long-term notes or debentures, and the belief that if additional capital is required, adequate additional financing will be available in debt capital markets at commercial terms and rates.

Also:

•
The belief that our focused strategy, integrated model and strong balance sheet are competitive strengths that will continue to serve us well through the current lower crude price environment;

•
The company's expectation that it will be in the low end of its annual production guidance range;

•
The expectation of a slight increase in Oil Sands cash operating costs in the fourth quarter;

•
Suncor's strategy centred on our integrated model and continued focus on core assets;

•
That Suncor continues to work with the Libya National Oil Company to arrange future liftings;

•
The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment grade debt ratings;

•
The belief of Suncor management that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
The company's position in respect of the NOR received from the CRA regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA in the amount of $490 million. The CRA retains the right to request the company post cash instead of security. In October, the company received NORs from Quebec and Ontario for approximately $42 million and $100 million, respectively. The last provincial NOR (Alberta) is expected in the fourth quarter of 2014.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

40   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2013 AIF dated February 28, 2014 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    41

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Revenues and Other Income

Operating revenues, net of royalties (note 3)	10 175	10 288	30 963	29 779

Other income (note 4)	98	85	436	324

	10 273	10 373	31 399	30 103

Expenses

Purchases of crude oil and products	4 642	4 603	12 992	13 101

Operating, selling and general	2 345	2 321	7 403	6 937

Transportation	200	205	628	573

Depreciation, depletion, amortization and impairment (note 5)	1 110	1 089	4 940	3 117

Exploration	57	38	314	247

Gain on disposal of assets (note 14)	(84)	(133)	(80)	(134)

Voyageur upgrader project charges (note 13)	—	—	—	176

Financing expenses (income) (note 8)	571	(65)	884	709

	8 841	8 058	27 081	24 726

Earnings before Income Taxes	1 432	2 315	4 318	5 377

Income Taxes

Current	518	627	1 978	1 519

Deferred	(5)	(6)	(275)	390

	513	621	1 703	1 909

Net Earnings	919	1 694	2 615	3 468

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	176	(55)	207	136

Unrealized gain on assets available for sale, net of income taxes of $13 (note 15)	85	—	85	—

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(166)	(33)	(222)	353

Other Comprehensive Income (Loss)	95	(88)	70	489

Total Comprehensive Income	1 014	1 606	2 685	3 957

Per Common Share (dollars) (note 10)

Net earnings – basic	0.63	1.13	1.78	2.30

Net earnings – diluted	0.62	1.13	1.78	2.30

Cash dividends	0.28	0.20	0.74	0.53

See accompanying notes to the interim consolidated financial statements.

42   SUNCOR ENERGY INC. 2014 THIRD QUARTER

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	Sept 30 2014	Dec 31 2013

Assets

Current assets

Cash and cash equivalents	5 351	5 202

Accounts receivable	4 865	5 254

Inventories	4 366	3 944

Income taxes receivable	452	294

Total current assets	15 034	14 694

Property, plant and equipment, net	58 582	57 270

Exploration and evaluation	2 220	2 772

Other assets	582	422

Goodwill and other intangible assets	3 084	3 092

Deferred income taxes	65	65

Total assets	79 567	78 315

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	840	798

Current portion of long-term debt	481	457

Accounts payable and accrued liabilities	6 926	7 090

Current portion of provisions	774	998

Income taxes payable	1 109	1 263

Total current liabilities	10 130	10 606

Long-term debt	10 603	10 203

Other long-term liabilities	1 875	1 464

Provisions	4 440	4 078

Deferred income taxes	10 536	10 784

Shareholders' equity	41 983	41 180

Total liabilities and shareholders' equity	79 567	78 315

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    43

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Operating Activities

Net earnings	919	1 694	2 615	3 468

Adjustments for:

Depreciation, depletion, amortization and impairment	1 110	1 089	4 940	3 117

Deferred income taxes	(5)	(6)	(275)	390

Accretion	49	50	151	148

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	456	(157)	487	301

Change in fair value of derivative contracts	(56)	(151)	(114)	(63)

Gain on disposal of assets	(84)	(133)	(80)	(134)

Share-based compensation	(37)	195	118	133

Exploration	16	8	96	59

Settlement of decommissioning and restoration liabilities	(83)	(84)	(281)	(342)

Other	(5)	23	(91)	(15)

Decrease (increase) in non-cash working capital	625	(8)	(645)	702

Cash flow provided by operating activities	2 905	2 520	6 921	7 764

Investing Activities

Capital and exploration expenditures	(1 808)	(1 539)	(5 061)	(5 004)

Acquisitions (note 12)	(121)	—	(121)	(515)

Proceeds from disposal of assets	180	904	210	910

Other investments	(13)	(9)	(48)	(15)

Decrease (increase) in non-cash working capital	109	(12)	209	(184)

Cash flow used in investing activities	(1 653)	(656)	(4 811)	(4 808)

Financing Activities

Net change in short-term debt	1	(42)	—	(28)

Net change in long-term debt	(4)	—	(14)	149

Repayment of long-term debt	—	(312)	—	(312)

Issuance of common shares under share option plans	34	36	237	80

Purchase of common shares for cancellation (note 7)	(523)	(426)	(1 178)	(1 125)

Dividends paid on common shares	(409)	(299)	(1 085)	(798)

Cash flow used in financing activities	(901)	(1 043)	(2 040)	(2 034)

Increase in Cash and Cash Equivalents	351	821	70	922

Effect of foreign exchange on cash and cash equivalents	68	(11)	79	33

Cash and cash equivalents at beginning of period	4 932	4 530	5 202	4 385

Cash and Cash Equivalents at End of Period	5 351	5 340	5 351	5 340

Supplementary Cash Flow Information

Interest paid	72	70	439	421

Income taxes paid	604	399	2 272	1 083

See accompanying notes to the interim consolidated financial statements.

44   SUNCOR ENERGY INC. 2014 THIRD QUARTER

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2012	19 945	579	(210)	18 901	39 215	1 523 057

Net earnings	—	—	—	3 468	3 468	—

Foreign currency translation adjustment	—	—	136	—	136	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $121	—	—	—	353	353	—

Total comprehensive income	—	—	136	3 821	3 957	—

Issued under share option plans	124	(35)	—	—	89	3 745

Issued under dividend reinvestment plan	22	—	—	(22)	—	—

Purchase of common shares for cancellation	(453)	—	—	(672)	(1 125)	(34 560)

Change in liability for share purchase commitment	(86)	—	—	(162)	(248)	—

Share-based compensation	—	42	—	—	42	—

Dividends paid on common shares	—	—	—	(798)	(798)	—

At September 30, 2013	19 552	586	(74)	21 068	41 132	1 492 242

At December 31, 2013	19 395	598	115	21 072	41 180	1 478 315

Net earnings	—	—	—	2 615	2 615	—

Foreign currency translation adjustment	—	—	207	—	207	—

Unrealized gain on assets available for sale, net of income taxes of $13	—	—	85	—	85	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $76	—	—	—	(222)	(222)	—

Total comprehensive income	—	—	292	2 393	2 685	—

Issued under share option plans	313	(28)	—	—	285	7 515

Issued under dividend reinvestment plan	25	—	—	(25)	—	—

Purchase of common shares for cancellation (note 7)	(382)	—	—	(796)	(1 178)	(28 911)

Change in liability for share purchase commitment	28	—	—	33	61	—

Share-based compensation	—	35	—	—	35	—

Dividends paid on common shares	—	—	—	(1 085)	(1 085)	—

At September 30, 2014	19 379	605	407	21 592	41 983	1 456 919

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at October 29, 2014, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2013. The company retrospectively adopted International Financial Reporting Interpretation Committee 21 Levies (IFRIC 21) effective January 1, 2014.

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. The adoption of this interpretation did not have an impact to the company's condensed interim consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2013.

46   SUNCOR ENERGY INC. 2014 THIRD QUARTER

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	2 943	2 588	858	1 336	6 951	7 057	19	24	10 771	11 005

Intersegment revenues	1 012	1 316	95	166	52	26	(1 159)	(1 508)	—	—

Less: Royalties	(431)	(392)	(165)	(325)	—	—	—	—	(596)	(717)

Operating revenues, net of royalties	3 524	3 512	788	1 177	7 003	7 083	(1 140)	(1 484)	10 175	10 288

Other income (expenses)	37	4	4	31	43	(5)	14	55	98	85

	3 561	3 516	792	1 208	7 046	7 078	(1 126)	(1 429)	10 273	10 373

Expenses

Purchases of crude oil and products	50	87	119	158	5 659	5 803	(1 186)	(1 445)	4 642	4 603

Operating, selling and general	1 522	1 347	140	183	576	596	107	195	2 345	2 321

Transportation	117	111	18	29	75	75	(10)	(10)	200	205

Depreciation, depletion, amortization and impairment	723	652	194	274	152	136	41	27	1 110	1 089

Exploration	2	7	55	31	—	—	—	—	57	38

Gain on disposal of assets	(2)	—	(82)	(130)	—	(3)	—	—	(84)	(133)

Voyageur upgrader project charges	—	—	—	—	—	—	—	—	—	—

Financing expenses (income)	52	32	27	(8)	(4)	2	496	(91)	571	(65)

	2 464	2 236	471	537	6 458	6 609	(552)	(1 324)	8 841	8 058

Earnings (Loss) before Income Taxes	1 097	1 280	321	671	588	469	(574)	(105)	1 432	2 315

Income Taxes

Current	258	209	75	418	204	245	(19)	(245)	518	627

Deferred	66	120	48	(193)	(42)	(126)	(77)	193	(5)	(6)

	324	329	123	225	162	119	(96)	(52)	513	621

Net Earnings (Loss)	773	951	198	446	426	350	(478)	(53)	919	1 694

Capital and Exploration Expenditures	975	898	465	418	291	202	77	21	1 808	1 539

SUNCOR ENERGY INC. 2014 THIRD QUARTER    47

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	8 504	6 681	3 270	4 674	20 465	19 973	68	83	32 307	31 411

Intersegment revenues	3 219	2 971	367	282	106	140	(3 692)	(3 393)	—	—

Less: Royalties	(875)	(658)	(469)	(974)	—	—	—	—	(1 344)	(1 632)

Operating revenues, net of royalties	10 848	8 994	3 168	3 982	20 571	20 113	(3 624)	(3 310)	30 963	29 779

Other income	41	10	184	71	54	11	157	232	436	324

	10 889	9 004	3 352	4 053	20 625	20 124	(3 467)	(3 078)	31 399	30 103

Expenses

Purchases of crude oil and products	210	261	403	409	16 008	15 698	(3 629)	(3 267)	12 992	13 101

Operating, selling and general	4 566	4 209	432	540	1 833	1 699	572	489	7 403	6 937

Transportation	379	301	66	97	214	207	(31)	(32)	628	573

Depreciation, depletion, amortization and impairment	3 326	1 759	1 052	889	473	381	89	88	4 940	3 117

Exploration	82	96	232	151	—	—	—	—	314	247

Loss (Gain) on disposal of assets	3	—	(82)	(130)	(1)	(4)	—	—	(80)	(134)

Voyageur upgrader project charges	—	176	—	—	—	—	—	—	—	176

Financing expenses	113	98	44	26	2	2	725	583	884	709

	8 679	6 900	2 147	1 982	18 529	17 983	(2 274)	(2 139)	27 081	24 726

Earnings (Loss) before Income Taxes	2 210	2 104	1 205	2 071	2 096	2 141	(1 193)	(939)	4 318	5 377

Income Taxes

Current	837	210	782	1 100	610	429	(251)	(220)	1 978	1 519

Deferred	(223)	323	(32)	(130)	(33)	148	13	49	(275)	390

	614	533	750	970	577	577	(238)	(171)	1 703	1 909

Net Earnings (Loss)	1 596	1 571	455	1 101	1 519	1 564	(955)	(768)	2 615	3 468

Capital and Exploration Expenditures	2 872	3 421	1 370	1 093	642	445	177	45	5 061	5 004

48   SUNCOR ENERGY INC. 2014 THIRD QUARTER

 4. OTHER INCOME

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Energy trading activities

Change in fair value of contracts	(2)	106	104	223

Gains (losses) on inventory valuation	15	(61)	26	(26)

Risk management activities	47	(14)	33	(17)

Reserves redetermination(1)	—	—	145	—

Investment and interest income	16	17	78	57

Renewable energy grants	8	13	25	37

Change in value of pipeline commitments and other	14	24	25	50

	98	85	436	324

(1)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil received related to an interest in a Norwegian asset that Suncor previously owned.

5. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an after-tax impairment charge of $718 million related to the company's interest in the project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with the company and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the project development plan. As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test using a fair value less cost of disposal methodology, with a discounted cash flow approach, based on the latest estimate of lease-wide contingent resources and a risk-adjusted discount rate of 9% (Level 3 fair value inputs). Relevant market transactions were also considered. The calculation of the recoverable amount is sensitive to the likelihood and timing of expected first oil, discount rate and capital construction costs.

Other

In the second quarter of 2014, following a review of repurpose options for assets that have been constructed for projects that have since been cancelled or deferred, the company recognized an after-tax impairment charge of $223 million for certain Oil Sands assets, including a pipeline and related compressor, as well as steam generator components, as management does not anticipate using these assets.

Exploration and Production

Libya

During the second quarter of 2014, as a result of shut-in production due to the closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements, the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology. This resulted in the company recognizing an after-tax impairment charge of $297 million related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

An expected cash flow approach was used based on 2013 year-end reserves data updated for current price forecasts and the current production plans, with three scenarios representing i) resumption of operations in six months, ii) resumption of

SUNCOR ENERGY INC. 2014 THIRD QUARTER    49

operations in 18 months, and iii) suspension of all activity at the end of 2015. The first two scenarios were equally weighted at 45% each and the final scenario was assigned a weighting of 10%. All scenarios were present valued using a risk-adjusted discount rate of 17%, and an average price of approximately US$103.00 per barrel through 2016-2021 escalated at an average of 2% per year thereafter (Level 3 fair value inputs). The calculation of the recoverable amount is sensitive to the discount rate and prices. A 2% increase in discount rate and a 5% decrease in price each would increase the after-tax impairment charge by approximately $65 million.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Equity-settled plans	8	11	35	42

Cash-settled plans	(43)	195	285	262

	(35)	206	320	304

7. NORMAL COURSE ISSUER BID

Pursuant to Suncor's normal course issuer bid (the 2013 NCIB) that commenced in the third quarter of 2013, Suncor repurchased a total of 45.6 million common shares for total consideration of $1.7 billion, of which 4.3 million common shares were repurchased in the third quarter of 2014 for total consideration of $192 million.

On August 5, 2014, Suncor renewed the 2013 NCIB to continue to purchase shares under its previously announced buyback program (the 2014 NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2014 NCIB, Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares between August 5, 2014 and August 4, 2015. In the third quarter of 2014, the company repurchased 7.7 million common shares under the 2014 NCIB at an average price of $42.82 per share, for a total repurchase cost of $331 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2014	2013	2014	2013

Share repurchase activities (thousands of common shares)
Shares repurchased	11 992	12 054	28 911	34 560

Amounts charged to

Share capital	159	158	382	453

Retained earnings	364	268	796	672

Share repurchase cost	523	426	1 178	1 125

50   SUNCOR ENERGY INC. 2014 THIRD QUARTER

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	Sept 30 2014	Dec 31 2013

Amounts charged to

Share capital	80	108

Retained earnings	165	198

Liability for share purchase commitment	245	306

8. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Interest on debt	181	176	543	525

Capitalized interest	(103)	(99)	(324)	(299)

Interest expense	78	77	219	226

Interest on pension and other post-retirement benefits	15	17	41	51

Accretion	49	50	151	148

Foreign exchange loss (gain) on U.S. dollar denominated debt	456	(157)	487	301

Foreign exchange and other	(27)	(52)	(14)	(17)

	571	(65)	884	709

9. INCOME TAXES

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter.

The company provided security to the CRA for approximately $490 million.

In October, the company received the NORs from Quebec and Ontario for approximately $42 million and $100 million, respectively. The last provincial NOR (Alberta) is expected in the fourth quarter.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    51

 10. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2014	2013	2014	2013

Net earnings	919	1 694	2 615	3 468

Dilutive impact of accounting for awards as equity-settled(1)	(13)	—	—	—

Net earnings – diluted	906	1 694	2 615	3 468

(millions of common shares)

Weighted average number of common shares	1 461	1 497	1 467	1 507

Dilutive securities:

Effect of share options	5	1	3	1

Weighted average number of diluted common shares	1 466	1 498	1 470	1 508

(dollars per common share)

Basic earnings per share	0.63	1.13	1.78	2.30

Diluted earnings per share	0.62	1.13	1.78	2.30

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three months ended September 30, 2014.

11. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2014.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Energy Trading

Accounts receivable	197	62	—	259

Accounts payable	(236)	(47)	—	(283)

Risk Management

Accounts payable	(2)	—	—	(2)

Assets Held for Sale

Other Assets	—	183	—	183

	(41)	198	—	157

During the third quarter of 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

As a result of the third party agreement to sell the company's share of its assets of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million in the third quarter of 2014 based on the agreed upon selling price.

At September 30, 2014, the carrying value of fixed-term debt accounted for under amortized cost was $10 billion (December 31, 2013 – $9.6 billion) and the fair value was $12.3 billion (December 31, 2013 – $11.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

52   SUNCOR ENERGY INC. 2014 THIRD QUARTER

 12. ACQUISITION

On July 17, 2014, the company completed a business combination of a sulphur recovery facility in its Refining and Marketing segment.

The preliminary purchase price allocation is based on management's best estimates of the fair value of the acquired assets and assumed liabilities. Upon finalization, adjustments to the initial estimates may be required.

The aggregate consideration for this business combination was allocated as follows:

($ millions)

Total purchase price	121

Preliminary allocation of purchase price:

Property, plant and equipment	161

Net working capital	(1)

Deferred tax liabilities	(39)

Net assets acquired	121

All acquisition and transaction costs for this business combination were expensed.

13. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P's interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Allocation of purchase price:

Property, plant and equipment	374

Deferred income taxes	312

Decommissioning and restoration provisions	(81)

Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk-adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. As a result, a charge of $176 million was recorded to net earnings during the first quarter of 2013 related to not proceeding with the upgrading

SUNCOR ENERGY INC. 2014 THIRD QUARTER    53

portion of the project. In the fourth quarter of 2013, an adjustment of $94 million was recorded to reduce the previously estimated costs, resulting in a net charge of $82 million for 2013.

14. NATURAL GAS DISPOSITIONS

During the third quarter of 2014, the company sold its Wilson Creek assets in central Alberta for $168.5 million before closing adjustments and other closing costs, with an effective date of July 1, 2014 and a closing date of September 30, 2014. The sale of these assets resulted in an after-tax gain of $61 million in the Exploration and Production segment.

During the third quarter of 2013, the company sold a significant portion of its natural gas business for $1.0 billion before closing adjustments and other closing costs. An after-tax gain of $130 million was recorded in the Exploration and Production segment upon closing of the sale.

15. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell certain assets and liabilities of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company, as a 50% owner of Pioneer Energy, will receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the first quarter of 2015 and is subject to closing conditions including regulatory approval under the Competition Act. An after-tax adjustment of $85 million was recorded to Other Comprehensive Income during the third quarter of 2014.

16. COMMITMENTS

During the nine months ended September 30, 2014, the company increased its commitments by approximately $1.2 billion in support of the company's market access strategy, activities to expand its storage and logistics network, and drilling exploration activities.

54   SUNCOR ENERGY INC. 2014 THIRD QUARTER

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	For the Quarter Ended					Nine months ended		Twelve Months Ended
($ millions, except per share amounts)	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	Sept 30 2014	Sept 30 2013	Dec 31 2013

Revenues and other income	10 273	10 649	10 477	10 194	10 373	31 399	30 103	40 297

Net earnings (loss)

Oil Sands	773	(76)	899	469	951	1 596	1 571	2 040

Exploration and Production	198	(37)	294	(101)	446	455	1 101	1 000

Refining and Marketing	426	306	787	458	350	1 519	1 564	2 022

Corporate, Energy Trading and Eliminations	(478)	18	(495)	(383)	(53)	(955)	(768)	(1 151)

	919	211	1 485	443	1 694	2 615	3 468	3 911

Operating earnings (loss)(A)

Oil Sands	827	865	899	400	951	2 591	1 698	2 098

Exploration and Production	137	228	294	239	316	659	971	1 210

Refining and Marketing	426	306	787	458	350	1 519	1 564	2 022

Corporate, Energy Trading and Eliminations	(84)	(264)	(187)	(124)	(191)	(535)	(506)	(630)

	1 306	1 135	1 793	973	1 426	4 234	3 727	4 700

Cash flow from (used in) operations(A)

Oil Sands	1 511	1 545	1 469	1 110	1 702	4 525	3 446	4 556

Exploration and Production	379	529	600	552	406	1 508	1 764	2 316

Refining and Marketing	503	505	930	534	371	1 938	2 084	2 618

Corporate, Energy Trading and Eliminations	(113)	(173)	(119)	154	49	(405)	(232)	(78)

	2 280	2 406	2 880	2 350	2 528	7 566	7 062	9 412

Per common share

Net earnings

– basic	0.63	0.14	1.01	0.30	1.13	1.78	2.30	2.61

– diluted	0.62	0.14	1.01	0.30	1.13	1.78	2.30	2.60

Operating earnings – basic	0.89	0.77	1.22	0.66	0.95	2.88	2.47	3.13

Cash dividends – basic	0.28	0.23	0.23	0.20	0.20	0.74	0.53	0.73

Cash flow from operations – basic	1.56	1.64	1.96	1.58	1.69	5.16	4.69	6.27

	For the Twelve Months Ended
	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013

Return on capital employed(A)

– excluding major projects in progress (%)	9.4	10.1	12.6	11.5	8.6

– including major projects in progress (%)	8.2	8.8	10.9	9.9	7.3

(A)
Non-GAAP financial measures – see accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    55

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve Months Ended
Oil Sands	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	Sept 30 2014	Sept 30 2013	Dec 31 2013

Total Production (mbbls/d)	441.1	403.1	424.4	446.5	423.6	422.8	374.3	392.5

Oil Sands operations

Production volumes (mbbls/d)

Upgraded product (sweet SCO, sour SCO and diesel)	292.5	276.2	312.2	301.5	299.0	293.5	275.9	282.6

Non-upgraded bitumen	119.2	102.6	77.1	108.1	97.4	99.7	68.0	77.9

Oil Sands operations production	411.7	378.8	389.3	409.6	396.4	393.2	343.9	360.5

Bitumen production (mbbls/d)

Mining	296.9	256.1	290.6	317.4	299.9	281.2	253.4	269.8

In Situ – Firebag	170.9	172.4	164.1	154.1	152.7	169.2	139.7	143.4

In Situ – MacKay River	28.2	27.4	23.0	28.3	29.2	26.2	28.6	28.5

Total bitumen production	496.0	455.9	477.7	499.8	481.8	476.6	421.7	441.7

Sales (mbbls/d)

Light sweet crude oil	93.1	107.7	123.0	103.2	99.0	107.8	87.5	91.5

Diesel	34.7	25.1	31.7	27.5	28.6	30.5	22.2	23.5

Light sour crude oil	175.3	139.9	167.8	166.1	159.9	161.0	166.0	166.0

Upgraded product (SCO and diesel)	303.1	272.7	322.5	296.8	287.5	299.3	275.7	281.0

Non-upgraded bitumen	116.9	107.4	70.3	115.0	84.3	98.4	62.7	76.0

Total sales	420.0	380.1	392.8	411.8	371.8	397.7	338.4	357.0

Average sales price(1) ($/bbl)

Light sweet crude oil	101.02	112.69	106.15	88.06	110.80	106.84	101.92	97.98

Other (diesel, light sour crude oil and bitumen)	86.06	89.96	87.92	66.15	93.92	87.85	82.37	77.62

Average	89.38	96.40	93.63	71.64	98.42	93.00	87.42	82.83

Cash operating costs(2) ($/bbl)

Cash costs	28.10	30.05	30.65	33.90	30.30	29.55	34.20	34.10

Natural gas	3.00	4.05	4.95	2.95	2.30	4.00	2.90	2.90

	31.10	34.10	35.60	36.85	32.60	33.55	37.10	37.00

Cash operating costs – In Situ bitumen production only(2) ($/bbl)

Cash costs	9.45	11.15	11.50	12.05	11.00	10.70	11.10	11.35

Natural gas	5.80	6.65	8.40	5.45	4.15	6.90	5.05	5.15

	15.25	17.80	19.90	17.50	15.15	17.60	16.15	16.50

Syncrude

Production (mbbls/d)	29.4	24.3	35.1	36.9	27.2	29.6	30.4	32.0

Average sales price(1) ($/bbl)	102.21	111.89	105.93	92.26	113.57	106.32	102.91	99.82

Cash operating costs(2) ($/bbl)*

Cash costs	42.20	61.65	44.25	38.20	48.90	48.35	43.20	41.75

Natural gas	2.20	2.80	2.75	1.45	1.25	2.60	1.45	1.45

	44.40	64.45	47.00	39.65	50.15	50.95	44.65	43.20

See accompanying footnotes and definitions to the quarterly operating summaries.

56   SUNCOR ENERGY INC. 2014 THIRD QUARTER

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve Months Ended
Exploration and Production	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	Sept 30 2014	Sept 30 2013	Dec 31 2013

Total Production (mboe/d)	78.2	115.3	120.9	111.6	171.4	104.6	189.8	169.9

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	11.9	15.2	18.2	5.6	20.5	15.1	17.2	14.2

Hibernia (mbbls/d)	22.3	24.2	25.2	25.8	28.8	23.9	27.4	27.1

White Rose (mbbls/d)	12.6	16.1	16.5	14.9	13.1	15.0	15.0	14.9

North America Onshore

Natural gas liquids and crude oil (mbbls/d)	0.8	1.1	1.2	1.6	5.8	1.0	6.6	5.3

Natural gas (mmcf/d)	14	21	18	17	238	18	251	192

	49.9	60.1	64.2	50.8	107.9	58.0	108.0	93.5

Exploration and Production International

Buzzard (mboe/d)	24.2	54.3	56.5	59.8	50.4	44.8	54.5	55.8

Libya (mbbls/d)	4.1	0.9	0.2	1.0	13.1	1.8	27.3	20.6

	28.3	55.2	56.7	60.8	63.5	46.6	81.8	76.4

Netbacks

East Coast Canada ($/bbl)

Average price realized	112.68	122.04	121.53	118.83	118.24	117.15	112.96	114.25

Royalties	(31.71)	(34.78)	(34.41)	(32.77)	(30.23)	(29.84)	(26.95)	(28.16)

Transportation costs	(2.27)	(1.60)	(1.91)	(2.35)	(1.30)	(1.98)	(1.73)	(1.86)

Operating costs	(13.74)	(12.28)	(10.14)	(15.90)	(9.46)	(12.43)	(9.98)	(11.21)

Operating netback	64.96	73.38	75.07	67.81	77.25	72.90	74.30	73.02

Buzzard ($/boe)

Average price realized	109.67	116.43	114.40	111.43	113.30	116.45	109.40	109.95

Transportation costs	(3.18)	(2.80)	(2.85)	(2.90)	(2.30)	(2.94)	(2.37)	(2.51)

Operating costs	(14.74)	(5.73)	(5.77)	(4.94)	(7.64)	(7.52)	(6.31)	(5.94)

Operating netback	(91.75)	107.90	105.78	103.59	103.36	(105.97)	100.72	101.50

Libya ($/bbl)***

Average price realized	—	—	—	—	—	—	108.30	108.30

Royalties	—	—	—	—	—	—	(56.70)	(56.70)

Transportation costs	—	—	—	—	—	—	(0.36)	(0.36)

Operating costs	—	—	—	—	—	—	(3.39)	(3.39)

Operating netback	—	—	—	—	—	—	47.85	47.85

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2014 THIRD QUARTER    57

QUARTERLY OPERATING SUMMARY (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve Months Ended
Refining and Marketing	Sept 30 2014	Jun 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	Sept 30 2014	Sept 30 2013	Dec 31 2013

Refined product sales (mbbls/d)	542.4	515.9	515.3	528.2	568.6	524.5	547.3	542.9

Crude oil processed (mbbls/d)	435.7	391.1	442.0	419.0	448.8	422.9	435.4	431.3

Utilization of refining capacity (%)**	94	85	96	91	98	92	95	94

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	122.1	120.9	118.5	120.1	125.2	120.5	114.5	116.0

Distillate	81.7	76.4	84.8	81.6	76.1	80.9	91.8	89.1

Total transportation fuel sales	203.8	197.3	203.3	201.7	201.3	201.4	206.3	205.1

Petrochemicals	11.1	12.0	12.3	12.8	11.3	11.8	12.6	12.6

Asphalt	17.8	13.1	10.2	14.9	25.8	13.7	16.4	16.2

Other	32.8	30.6	30.1	19.5	27.7	31.3	30.8	28.3

Total refined product sales	265.5	253.0	255.9	248.9	266.1	258.2	266.1	262.2

Crude oil supply and refining

Processed at refineries (mbbls/d)	199.9	185.5	210.3	182.4	206.9	198.5	208.2	201.7

Utilization of refining capacity (%)	90	84	95	82	93	89	94	91

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	128.3	123.6	112.2	131.3	139.6	121.4	131.5	131.4

Distillate	117.3	105.0	122.3	121.7	129.6	114.8	120.1	120.7

Total transportation fuel sales	245.6	228.6	234.5	253.0	269.2	236.2	251.6	252.1

Asphalt	8.8	9.7	8.7	11.8	14.4	9.0	12.0	11.8

Other	22.5	24.6	16.2	14.5	18.9	21.1	17.6	16.8

Total refined product sales	276.9	262.9	259.4	279.3	302.5	266.3	281.2	280.7

Crude oil supply and refining

Processed at refineries (mbbls/d)	235.8	205.6	231.7	236.6	241.9	224.4	227.2	229.6

Utilization of refining capacity (%)**	98	86	97	99	102	93	95	96

See accompanying footnotes and definitions to the quarterly operating summaries.

58   SUNCOR ENERGY INC. 2014 THIRD QUARTER

QUARTERLY OPERATING SUMMARY (continued)

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), cash flow from (used in) operations, return on capital employed and Oil Sands cash operating costs – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss) and Oil Sands cash operating costs for each quarter in 2014 and 2013 are each defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued in respect of the relevant quarter for 2014 and 2013 (Quarterly Report). Cash flow from (used in) operations and return on capital employed for each quarter 2014 and 2013 are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in Suncor's Management's Discussion and Analysis contained in the 2013 Annual Report.

Definitions

(1)
Average sales price – This is calculated before royalties (where applicable) and net of related transportation costs.

(2)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and including operating revenues associated with excess power from cogeneration units.

Explanatory Notes

*
Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.

**
As of January 1, 2014, the Edmonton refinery's nameplate capacity increased to 142 mbbls/d. Comparative utilization percentages have not been restated.

***
Netbacks for Libya have not been reported since the second quarter of 2013 due to continued political unrest.

Abbreviations

bbl	– barrel
mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric Conversion

Crude oil, refined products, etc.	1m3 (cubic metre) = approx. 6.29 barrels

SUNCOR ENERGY INC. 2014 THIRD QUARTER    59

Suncor Energy Inc. 150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000 Suncor.com	[FSC logo and environmental paragraph to be placed here]

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  EXHIBIT 99.1
Report to Shareholders for the third quarter ended September 30, 2014
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. ASSET IMPAIRMENT
6. SHARE-BASED COMPENSATION
7. NORMAL COURSE ISSUER BID
8. FINANCING EXPENSES (INCOME)
9. INCOME TAXES
10. EARNINGS PER COMMON SHARE
11. FINANCIAL INSTRUMENTS
12. ACQUISITION
13. VOYAGEUR UPGRADER PROJECT
14. NATURAL GAS DISPOSITIONS
15. PIONEER DISPOSITION
16. COMMITMENTS